EXHIBIT 99.1

Innate Pharma Highlights Preclinical Anti-Tumor Efficacy Data Of Its Antibody Drug Conjugate IPH4502 At The AACR 2025 Annual Meeting

Marseille, France, April 29, 2025, 9:00 PM CEST

•IPH4502 is a differentiated exatecan ADC targeting Nectin-4, currently investigated in a Phase 1 clinical trial in advanced solid tumors.
•IPH4502 demonstrated superior preclinical anti-tumor activity compared to enfortumab vedotin (EV) in urothelial carcinoma models with low or heterogeneous Nectin-4 expression, as well as in models resistant to EV.
•IPH4502 showed strong preclinical activity across multiple tumor types, including triple-negative breast cancer, head and neck, and esophageal cancers, supporting its potential for broad clinical application.

Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) today shared new preclinical data for IPH4502, its novel and differentiated topoisomerase I inhibitor Antibody Drug Conjugate (ADC) targeting Nectin-4. The data were presented at the American Association for Cancer Research (AACR) Annual Meeting 2025.
Nectin-4 targeting is validated by enfortumab vedotin (EV), an ADC with a monomethyl auristatin E (MMAE) payload, approved for urothelial carcinoma (UC), an indication with high Nectin-4 expression. However, EV discontinuation due to toxicity, disease relapse, or treatment ineligibility, along with its limited efficacy in tumors with lower Nectin-4 expression, underscores the need for a differentiated Nectin-4 ADC with improved therapeutic window and improved mechanisms of action.
IPH4502 demonstrated anti-tumor activity in EV-resistant patient-derived xenograft (PDX) model with upregulation of multi-drug resistance protein 1 (MDR1), supporting its potential to overcome resistance mechanisms in EV-refractory disease.
Beyond UC, IPH4502 also exhibited anti-tumor activity in preclinical models of triple-negative breast cancer, head and neck squamous cell carcinoma, and esophageal cancer, suggesting broader potential clinical applicability.
In addition, in preclinical tumor models with low Nectin-4 expression, IPH4502 showed superior anti-tumor activity compared to a clinical-stage Nectin-4-exatecan ADC supported by higher internalization, cytotoxicity, and bystander killing effect.
“We are highly encouraged by these preclinical data, which suggest that IPH4502 has the potential to translate into improved clinical benefit in indications with unmet medical need. These findings also reinforce the rationale for our ongoing Phase 1 trial. We look forward to sharing initial clinical data in 2026 as the program advances,” said Dr Sonia Quaratino, Chief Medical Officer of Innate Pharma.
IPH4502 is currently investigated in a Phase 1 trial in advanced solid tumors known to express Nectin-4 (NCT06781983).
The poster is available on Innate Pharma’s website.

About IPH4502
IPH4502 is a differentiated topoisomerase I inhibitor Antibody Drug Conjugate (ADC) conjugated to exatecan targeting Nectin-4, a cell adhesion molecule that is overexpressed in several types of solid tumors, such as urothelial carcinoma, breast cancer, non-small cell lung cancer or gastro-intestinal tract cancer.
IPH4502 is currently investigated in a Phase 1 trial in advanced solid tumors. The Phase 1 trial will assess the safety, tolerability, and preliminary efficacy of IPH4502 in different solid tumors known to express Nectin-4, including but not limited to urothelial carcinoma, non-small cell lung, breast, ovarian, gastric, esophageal, and colorectal cancers. The study plans to enroll approximately 105 patients.
In preclinical models, IPH4502 demonstrates strong bystander killing effect, and efficient internalization, enabling a potent anti-tumor activity in models with various Nectin-4 expression levels. Additionally, IPH4502 shows efficacy in models resistant to MMAE-ADC. These results support its potential for development beyond UC and in cancer patients treated with MMAE-based ADCs.

About Innate Pharma

Innate Pharma S.A. is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Its innovative approach aims to harness the innate immune system through three therapeutic approaches: multi-specific NK Cell Engagers via its ANKET® (Antibody-based NK cell Engager Therapeutics) proprietary platform and Antibody Drug Conjugates (ADC) and monoclonal antibodies (mAbs).

Innate’s portfolio includes several ANKET® drug candidates to address multiple tumor types as well as IPH4502, a differentiated ADC in development in solid tumors. In addition, anti-KIR3DL2 mAb lacutamab is developed in advanced form of cutaneous T cell lymphomas and peripheral T cell lymphomas, and anti-NKG2A mAb monalizumab is developed with AstraZeneca in non-small cell lung cancer.

Innate Pharma is a trusted partner to biopharmaceutical companies such as Sanofi and AstraZeneca, as well as leading research institutions, to accelerate innovation, research and development for the benefit of patients.
Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com.

Follow us on LinkedIn and X.

Information about Innate Pharma shares

ISIN code FR0010331421
Ticker code Euronext: IPH Nasdaq: IPHA
LEI 9695002Y8420ZB8HJE29

Disclaimers, forward-looking information, risk factors

This press release contains certain forward-looking statements, including those within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. The use of certain words, including “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “may,” “might,” “potential,” “expect” “should,” “will,” or the negative of these and similar expressions, is intended to identify forward-looking statements. Although the Company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s reliance on third parties to manufacture its product candidates, the Company’s commercialization efforts and the Company’s continued ability to raise capital to fund its development. For an additional discussion of risks and uncertainties, which could cause the Company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public by the Company. References to the Company’s website and the AMF website are included for information only and the content contained therein, or that can be accessed through them, are not incorporated by reference into, and do not constitute a part of, this press release.

In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by the Company or any other person that the Company will achieve its objectives and plans in any specified time frame or at all. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

This press release does not constitute an offer of securities for sale in the United States of America. Any purchase of securities will be done in an “offshore transaction” as defined in Regulation S pursuant to the Securities Act of 1933, as amended. Securities may not be offered or sold in the United States of America absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Innate Pharma does not intend to register securities or conduct a public offering in the United States of America.

Contacts
For additional information, please contact:

Investors

Innate Pharma
Henry Wheeler
Tel.: +33 (0)4 84 90 32 88
Henry.wheeler@innate-pharma.fr

Media Relations

NewCap
Arthur Rouillé
Tel.: +33 (0)1 44 71 00 15
innate@newcap.eu